UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106
1.	Names of Reporting Persons Phoenix Venture Fund LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 303,084,811

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 303,084,811

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 303,084,811
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.11%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 303,084,811 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 303,084,811 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 303,084,811 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.11%
14.	Type of Reporting Person (See Instructions) OO

(1)	Owned directly by Phoenix Venture Fund LLC (“Phoenix”). SG Phoenix Ventures LLC (“SGPV”) is the managing member of Phoenix. Philip S. Sassower and Andrea Goren are the co-managers of SGPV.

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,506,843

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,506,843

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,506,843
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.69%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Enterprises Family Fund LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,231,289

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,231,289

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,231,289
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.66%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Banner Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,555,555

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,555,555

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,555
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.82%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons Andax LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,267,461

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,267,461

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,267,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.17%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons Philip S. Sassower
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,620,445 (2)

	8.	Shared Voting Power 322,147,209 (3)

	9.	Sole Dispositive Power 5,620,445 (2)

	10.	Shared Dispositive Power 322,147,209 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,767,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.51%
14.	Type of Reporting Person (See Instructions) IN

(2)
Includes 3,231,289 shares held by Phoenix Enterprises Family Fund LLC (“Family Fund”).  Also includes 333,600 shares subject to options exercisable within 60 days of February 3, 2012.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Family Fund, except to the extent of his pecuniary interest, if any, in such securities.

(3)
Includes 303,084,811 shares owned directly by Phoenix, 13,506,843 shares beneficially owned directly by SG Phoenix LLC (“SG Phoenix”) and 5,555,555 shares beneficially owned directly by Phoenix Banner Holdings LLC (“Banner”).  Mr. Sassower is the co-manager of SGPV (the managing member of Phoenix) and SG Phoenix and the co-manager of the managing member of Banner.  Mr. Sassower and Mr. Goren have voting and dispositive power over Phoenix, SGPV, SG Phoenix and Banner.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix, SGPV, SG Phoenix and Banner, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 20338K106

1.	Names of Reporting Persons Andrea Goren
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,455,061 (4)

	8.	Shared Voting Power 322,147,209 (5)

	9.	Sole Dispositive Power 3,455,061 (4)

	10.	Shared Dispositive Power 322,147,209 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,602,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.06%
14.	Type of Reporting Person (See Instructions) IN

(4)
Includes 19,000 shares owned directly by Mr. Goren and 2,267,461 shares beneficially owned directly by Andax LLC (“Andax”). Mr. Goren is the managing member of Andax.  Also includes 1,168,600 shares subject to options exercisable within 60 days of February 3, 2012.

(5)
Includes 303,084,811 shares owned directly by Phoenix, 13,506,843 shares beneficially owned directly by SG Phoenix and 5,555,555 shares beneficially owned directly by Banner.  Mr. Goren is the co-manager of SGPV (the managing member of Phoenix) and SG Phoenix, and the co-manager of the managing member of Banner.  Mr. Goren and Mr. Sassower have voting and dispositive power over Phoenix, SGPV, SG Phoenix and Banner.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix, SGPV, SG Phoenix, Banner and Andax, except to the extent of his pecuniary interest, if any, in such securities.

This Amendment No. 5 (the “Statement”) filed by the Reporting Persons, amends and supplements Items 2, 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D originally filed by the Reporting Persons on October 15, 2007 and amended by Amendment No. 1 filed on June 17, 2008 and further amended by Amendment No. 2 filed on May 28, 2009 and further amended by Amendment No. 3 filed on August 17, 2010 and further amended by Amendment No. 4 filed on January 5, 2011.  The Statement is also being filed to add Family Fund, Banner and Andax as Reporting Persons.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented to include the following:

The principal businesses of Family Fund, Banner and Andax is investments.

The principal offices of Family Fund, Banner and Andax are located at 110 East 59 Street, Suite 1901, New York, New York 10022.

During the five years prior to the date hereof, none of Family Fund, Banner and Andax have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following:

On each of May 4, 2010, May 19, 2010 and June 3, 2010, Andax acquired a warrant to purchase 20,833 shares of Common Stock with an exercise price of $0.06 per share.

On June 30, 2010, Andax acquired a warrant to purchase 71,409 shares of Common Stock with an exercise price per share of $0.06.

On August 5, 2010, Andax acquired 20,098 shares of Series B Preferred Stock at a purchase price of $1.00 per share in connection with the Issuer’s recapitalization.  The shares of Series B Preferred Stock are convertible into Common Stock at the current conversion price of $0.0433, subject to adjustment.

On December 31, 2010, Andax purchased 5,000 shares of the Series C Preferred Stock at a purchase price of $1.00 and warrants to purchase 222,222 shares of Common Stock with an exercise price per share of $0.0225.  The Issuer’s shares of Series C Preferred Stock are convertible into Common Stock at the current conversion price of $0.0225, subject to adjustment.

On March 31, 2011, Family Fund and Andax purchased 35,000 and 6,250 shares, respectively, of Series C Preferred Stock and Family Fund and Andax acquired warrants to purchase 1,555,556 and 277,778 shares, respectively, of Common Stock with an exercise price per share of $0.0225, pursuant to subscription agreements with the Issuer.

On March 31, 2011, SG Phoenix received a warrant to purchase 1,777,778 shares of Common Stock with an exercise price of  $0.0225 per share for administrative services in connection with the private placement of Series C Preferred Stock.  The warrants are exercisable until December 31, 2013.

On September 20, 2011, Banner acquired warrants to purchase 5,555,555 shares of Common Stock with an exercise price per share of $0.0225 pursuant to a Note and Warrant Purchase Agreement by and among the Issuer and the investors listed therein.

On December 2, 2011, Andax and Philip Sassower each acquired a warrant to purchase 555,556 and 2,555,556 shares, respectively, of Common Stock with an exercise price per share of $0.0225 pursuant to a Note and Warrant Purchase Agreement by and among the Issuer and the investors listed therein.

On January 4, 2012, Phoenix transferred 6,500,000 shares of Common Stock to the Issuer in connection with a settlement with a stockholder of the Issuer and the Issuer related to a Section 16(b) claim.

On January 24, 2012, Philip Sassower exercised a warrant to purchase 2,555,556 shares of Common Stock pursuant to its cashless exercise provision and acquired 2,055,556 shares of Common Stock.

Phoenix received paid-in-kind dividends on its shares of Series B Preferred Stock as follows: 120,794 shares at March 31, 2011; 125,147 shares at June 30, 2011; 129,677 shares at September 30, 2011; and 132,946 shares at December 31, 2011.

Phoenix received paid-in-kind dividends on its shares of Series C Preferred Stock as follows: 29,589 shares at March 31, 2011; 30,656 shares at June 30, 2011; 31,765 shares at September 30, 2011; and 32,566 shares at December 31, 2011.

Family Fund received paid-in-kind dividends on its shares of Series C Preferred Stock as follows: 873 shares at June 30, 2011, 904 shares at September 30, 2011 and 927 shares at December 31, 2011.

Andax received paid-in-kind dividends on its shares of Series B Preferred Stock as follows:  314 shares at September 30, 2010, 514 shares at December 31, 2010, 516 shares at March 31, 2011, 535 shares at June 30, 2011, 554 shares at September 30, 2011 and 568 shares at December 31, 2011.

Andax received paid-in-kind dividends on its shares of Series C Preferred Stock as follows: 123 shares at March 31, 2011, 284 shares at June 30, 2011, 294 shares at September 30, 2011 and 301 shares at December 31, 2011.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following:

See Item 3, which is hereby incorporated by reference, for a discussion of how the equity securities of the Issuer to which this Statement relates were acquired.

Except as set forth in this Statement, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 303,084,811 shares of Common Stock representing approximately 69.11% of the outstanding shares of Common Stock.

SGPV, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 303,084,811 shares of Common Stock representing approximately 69.11% of the outstanding shares of Common Stock.  SGPV is the managing member of Phoenix.  SGPV disclaims any beneficial ownership of the shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

SG Phoenix, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 13,506,843 shares of Common Stock representing approximately 6.69% of the outstanding shares of Common Stock.

Family Fund, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 3,231,289 shares of Common Stock representing approximately 1.66% of the outstanding shares of Common Stock.

Banner, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 5,555,555 shares of Common Stock representing approximately 2.82% of the outstanding shares of Common Stock.

Andax, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,267,461 shares of Common Stock representing approximately 1.17% of the outstanding shares of Common Stock.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 327,767,654 shares of Common Stock representing approximately 71.51% of the outstanding shares of Common Stock.  Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix, a co-manager of SG Phoenix, a co-manager of the managing member of Banner and the sole managing member of the Family Fund.  Mr. Sassower disclaims any beneficial ownership of the shares of held by Phoenix, SGPV, SG Phoenix, Family Fund and Banner, except to the extent of his pecuniary interest, if any, in such shares.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 325,602,270 shares of Common Stock representing approximately 71.06% of the outstanding shares of Common Stock.  Mr. Goren is the co-manager of SGPV, the managing member of Phoenix, a co-manager of SG Phoenix, a co-manager of the managing member of Banner and the managing member of Andax LLC.  Mr. Goren disclaims any beneficial ownership of the shares held by Phoenix, SGPV, SG Phoenix, Banner and Andax, except to the extent of his pecuniary interest, if any, in such shares.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 303,084,811 shares of Common Stock.

SGPV has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 303,084,811 shares of Common Stock.

SG Phoenix has the sole power to vote and the sole power to dispose of 13,506,843 shares of Common Stock.

Family Fund has the sole power to vote and the sole power to dispose of 3,231,289 shares of Common Stock.

Banner has the sole power to vote and the sole power to dispose of 5,555,555 shares of Common Stock.

Andax has the sole power to vote and the sole power to dispose of 2,267,461 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 5,620,445 shares of Common Stock and has the shared power to vote and the shared power to dispose of 322,147,209 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 3,455,061 shares of Common Stock and has the shared power to vote and the shared power to dispose of 322,147,209 shares of Common Stock.

(c)  See the information as set forth in Item 3, which is hereby incorporated by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Family Fund, Banner and Andax are parties to one or more of the following agreements with respect to securities of the Issuer:

1. Form of Subscription Agreement between the Issuer and Family Fund.

2. Note and Warrant Purchase Agreement, dated September 20, 2011, by and between the Issuer and the investors listed therein.

3. Note and Warrant Purchase Agreement, dated December 2, 2011, by and between the Issuer and the investors listed therein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit M – Form of Subscription Agreement between the Issuer and Family Fund.

Exhibit N-Note and Warrant Purchase Agreement, dated September 20, 2011, by and between the Issuer and the investors listed therein.

Exhibit O – Note and Warrant Purchase Agreement, dated December 2, 2011, by and between the Issuer and the investors listed therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2012
PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2012
SG PHOENIX VENTURES LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2012
SG PHOENIX LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Co-Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2012
Phoenix Enterprises Family Fund LLC

	By:	/s/ Philip Sassower
	Name:	Philip Sassower
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2012
Phoenix Banner Holdings LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2012
Andax LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      February 6, 2012

/s/ Philip S. Sassower
Philip S. Sassower

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      February 6, 2012

/s/ Andrea Goren
Andrea Goren